Exhibit 21.1

LIST OF SUBSIDIARIES

Entity (1)	Jurisdiction of Incorporation
BHR Partners, LLC	Delaware
BHR, Inc.	Delaware
BHR Business Trust	Maryland
Behringer Harvard Operating Partnership I LP(2)	Texas

(1) Does not include subsidiaries of Behringer Harvard Operating Partnership I LP, which holds our investment assets.

(2) As of January 1, 2007, BHR, Inc. was the sole general partner and owner of 17 general partnership units in Behringer Harvard Operating Partnership I LP, our operating partnership.  As of January 1, 2007, BHR Business Trust was a limited partner and owner of approximately 107.0 million partnership units in Behringer Harvard Operating Partnership I LP.  As of January 1, 2007, BHR Partners, LLC was a limited partner and owner of approximately 14.6 million partnership units in Behringer Harvard Operating Partnership I LP.  Minority interest not owned by us consists of 432,586 partnership units in Behringer Harvard Operating Partnership I LP.